                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549-10042
                           -------------------------------

                                   FORM 11-K

    (Mark One)

/ X / Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the year ended December 31, 1996           Commission file number 1-9553

                                       OR

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




                      THE SAVINGS AND INVESTMENT PLAN FOR
                         EMPLOYEES OF PVI TRANSMISSION
                         AND PARAMOUNT DISTRIBUTION INC.
           ------------------------------------------------------------
                            (Full title of the plan)





                                  VIACOM INC.
           ------------------------------------------------------------
           (Name of issuer of the securities held pursuant to the plan)



                                 1515 Broadway
                               New York, New York 10036
           ------------------------------------------------------------
                      (Address of principal executive offices)

                        THE SAVINGS AND INVESTMENT PLAN
                       FOR EMPLOYEES OF PVI TRANSMISSION
                        AND PARAMOUNT DISTRIBUTION INC.

                              FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

                                     INDEX

                                                                                         PAGES
                                                                                       ---------
(a) Financial Statements
     Report of Independent Accountants.................................................        1

     Statement of net assets available for benefits, with fund information at December
      31, 1996.........................................................................     2--3

     Statement of net assets available for benefits, with fund information at December
      31, 1995.........................................................................        4

     Statement of changes in net assets available for benefits, with fund information
      for the year ended December 31, 1996.............................................     5--6

     Statement of changes in net assets available for benefits, with fund information
      for the year ended December 31, 1995.............................................        7

     Notes to financial statements.....................................................    8--17


                                                                                          SCHEDULES
                                                                                          ---------
    Additional information:
     Item 27a--Schedule of assets held for investment purposes at December 31, 1996....       I
     Item 27d--Schedule of reportable transactions for the year ended
      December 31, 1996................................................................       II

    All other schedules are omitted as not applicable or not required.

(b) Exhibit I--Consent of Independent Accountants


                                   SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        THE SAVINGS AND INVESTMENT PLAN FOR
                                         EMPLOYEES OF PVI TRANSMISSION AND
                                           PARAMOUNT DISTRIBUTION INC.


Date: July 2, 1997                    By:        /s/ Barbara Mickowski
                                          -----------------------------------
                                                     Barbara Mickowski

                                          Member of the Retirement Committee

Report of Independent Accountants


To the Participants and
Administrator of the
Savings and Investment Plan
for Employees of PVI Transmission
and Paramount Distribution Inc.

In our opinion, the financial statements in the accompanying index present fairly, in all material respects, the net assets available for benefits of the Savings and Investment Plan for Employees of PVI Transmission and Paramount Distribution Inc. (the "Plan") at December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 of the Financial Statements, effective January 1, 1996, Paramount (PDI) Distribution Inc. Employees' Savings Plan was merged with and into the Plan.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information listed in the accompanying index is presented for purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 (ERISA). The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits for each fund. The supplemental schedules and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP
New York, New York
July 2, 1997

                                           THE SAVINGS AND INVESTMENT PLAN FOR
                                              EMPLOYEES OF PVI TRANSMISSION
                                             AND PARAMOUNT DISTRIBUTION INC.

          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                     DECEMBER 31, 1996
                                                   ---------------------
                                                   (Continued on Page 3)


                                             Participant Directed
                            ----------------------------------------------------------


                                               Putnam Fund     Certus      Viacom Inc.
                                 Putnam        for Growth     Interest       Common
                              Voyager Fund     and Income    Income Fund   Stock Fund
                            ----------------  -------------  ------------  -----------
Assets:
-------

Investments:
 Registered investment
  companies...............      $  3,514,960  $   1,619,734
 Plan's interest in Master
  Trust...................                                   $    591,925
 Viacom Inc. Class B
  Common Stock............                                                 $   767,714
 Other....................                                                         208
 Loans to participants....
                                ------------  -------------  ------------  -----------
    Total investments.....         3,514,960      1,619,734       591,925      767,922
                                ------------  -------------  ------------  -----------
Receivables:
 Interest income..........
 Contributions receivable:
   Employer...............
   Employee...............            19,193          9,553         6,075        6,492
                                ------------  -------------  ------------  -----------
Net assets available for
  benefits................      $  3,534,153  $   1,629,287  $    598,000  $   774,414
                                ============  =============  ============  ===========

                                See accompanying notes to financial statements.

                                THE SAVINGS AND INVESTMENT PLAN
                               FOR EMPLOYEES OF PVI TRANSMISSION
                                AND PARAMOUNT DISTRIBUTION INC.

          STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                      DECEMBER 31, 1996
                                      -----------------
                                         (Continued)

                                                                                              Non - Participant
                                               Participant Directed                               Directed
                           ------------------------------------------------------------------   -------------
                                           George         Putnam       Putnam                   Viacom Inc.
                           Europacific   Putnam Fund    Investors      Income                      Common
                           Growth Fund    of Boston        Fund         Fund      Loan Fund      Stock Fund        Total
                           -----------  -------------  ------------  ----------  ------------  --------------   ------------
Assets:
-------

Investments:
  Registered investment
   companies............. $   411,639  $      140,578  $  1,201,129  $  261,667                                 $  7,149,707
  Plan's interest in Master
   Trust.................                                                                                            591,925
  Viacom Inc. Class B
   Common Stock..........                                                                      $      706,370      1,474,084
  Other..................                                                                                 660            868
  Loans to participants..                                                        $    252,233                        252,233
                           -----------  -------------  ------------  ----------  ------------  --------------   ------------
      Total investments..      411,639        140,578     1,201,129     261,667       252,233         707,030      9,468,817
                           -----------  -------------  ------------  ----------  ------------  --------------   ------------

Receivables:
  Interest income........                                                               1,080                          1,080
  Contributions receivable:
    Employer.............                                                                              15,651         15,651
    Employee.............        4,604          2,198         5,788       2,533                                       56,436
                           -----------  -------------  ------------  ----------  ------------  --------------   ------------
Net assets available for
  benefits...............  $   416,243  $     142,776  $  1,206,917  $  264,200  $    253,313  $      722,681   $  9,541,984
                           ===========  =============  ============  ==========  ============  ==============   ============

                                See accompanying notes to financial statements.

                            THE SAVINGS AND INVESTMENT PLAN FOR
                               EMPLOYEES OF PVI TRANSMISSION
                              AND PARAMOUNT DISTRIBUTION INC.
           STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                     DECEMBER 31, 1995
                                     -----------------

                                                                 Participant Directed
                         ------------------------------------------------------------------------------------------------------
                                                    Putnam       Putnam                      Putnam                 Viacom Inc.
                           Putnam      Putnam        Fund      U.S. Gov't      Certus         Money                   Common
                           Voyager      Vista     for Growth     Income       Interest       Market       Loan         Stock
                            Fund        Fund      and Income      Trust      Income Fund      Fund        Fund         Fund
                         -----------  ----------  -----------  -----------  -------------  -----------  ---------   -----------
Assets:
Investments:
  Registered investment
    companies..........  $ 2,320,783  $1,190,172  $ 1,182,107  $   255,767                 $    94,556
  Plan's interest in
    Master Trust.......                                                     $     291,577
  Viacom Inc. Class B
    Common Stock.......                                                                                             $   127,641
  Loans to
    participants.......                                                                                 $ 124,320
                         -----------  ----------  -----------  -----------  -------------  -----------  ---------   -----------
      Total
        investments....    2,320,783   1,190,172    1,182,107      255,767        291,577       94,556     124,320      127,641
                         -----------  ----------  -----------  -----------  -------------  -----------  ---------   -----------
Receivables:
  Interest Income......                                                                                       680
  Contributions
    receivable:
    Employer...........        7,330       3,482        3,848          916          1,283          366                   1,099
    Employee...........       31,114      15,110       16,566        3,641          5,300        1,457                   4,726
                         -----------  ----------  -----------  -----------  -------------  -----------  ----------  -----------
Net assets available
  for benefits.........  $ 2,359,227  $1,208,764  $ 1,202,521  $   260,324  $     298,160  $    96,379  $  125,000  $   133,466
                         ===========  ==========  ===========  ===========  =============  ===========  ==========  ===========



                           Total
                         ---------
Assets:
Investments:
  Registered investment
    companies..........  $5,043,385
  Plan's interest in
    Master Trust.......    291,577
  Viacom Inc. Class B
    Common Stock.......    127,641
  Loans to
    participants.......    124,320
                         ---------
      Total
        investments....  5,586,923
                         ---------
Receivables:
  Interest Income......        680
  Contributions
    receivable:
    Employer...........     18,324
    Employee...........     77,914
                         ---------
Net assets available
  for benefits.........  $5,683,841
                         =========

                See accompanying notes to financial statements.

                            THE SAVINGS AND INVESTMENT PLAN FOR
                               EMPLOYEES OF PVI TRANSMISSION
                              AND PARAMOUNT DISTRIBUTION INC.

                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                                   WITH FUND INFORMATION
                                YEAR ENDED DECEMBER 31, 1996
                                ----------------------------
                                   (Continued on Page 6)


                                                                Participant Directed
                     -------------------------------------------------------------------------------------------------------
                                                                                 Certus
                      Putnam      Putnam     Putnam Fund for      Putnam        Interest         Putnam         Viacom Inc.
                      Voyager     Vista         Growth and       U.S. Gov't       Income       Money Market     Common Stock
                       Fund        Fund           Income        Income Trust       Fund            Fund             Fund
                     ----------  ----------  -----------------  ------------  --------------  -------------   --------------
Additions
  (deductions) to
  net assets
  attributed to:
  Contributions:
    Employer.......
    Employee.......  $  860,296              $         325,498                $      259,454                  $      479,911
    Rollover.......       8,662                            980                                                        12,562
  Investment
    income.........     220,513                        134,836                                                             3
  Plan's interest
    in Master Trust
    investment
    income.........                                                                   33,700
  Net appreciation
    (depreciation)
    in fair value
    of
    investments....     126,623  $   (3,924)           135,164  $        194                                        (127,171)
  Interfund
    transfers and
    loan activity,
    net............      86,764  (1,204,840)          (119,161)     (260,518)       (212,027) $     (96,379)         293,437
                     ----------  ----------  -----------------  ------------  --------------  -------------   --------------
      Total
       additions...   1,302,858  (1,208,764)           477,317      (260,324)         81,127        (96,379)         658,742
                     ----------  ----------  -----------------  ------------  --------------  -------------   --------------
Deductions to net
  assets attributed
  to:
  Participants
    benefits
    paid...........     127,797                         50,493                        31,631                          17,762
  Plan expenses....         135                             58                            92                              32
                     ----------  ----------  -----------------  ------------  --------------  -------------   --------------
      Total
       deductions..     127,932          --             50,551            --          31,723             --           17,794
                     ----------  ----------  -----------------  ------------  --------------  -------------   --------------
      Net
        increase
        (decrease).   1,174,926  (1,208,764)           426,766      (260,324)         49,404        (96,379)         640,948
  Transfer from
    PDI............                                                                  250,436
Net assets
  available for
  benefits,
  beginning of
  year.............   2,359,227   1,208,764          1,202,521       260,324         298,160         96,379          133,466
                     ----------  ----------  -----------------  ------------  --------------  -------------   --------------
Net assets
  available for
  benefits, end of
  year.............  $3,534,153  $       --  $       1,629,287  $         --  $      598,000  $          --   $      774,414
                     ==========  ==========  =================  ============  ==============  =============   ==============

                                See accompanying notes to financial statements.

                           THE SAVINGS AND INVESTMENT PLAN FOR
                              EMPLOYEES OF PVI TRANSMISSION
                             AND PARAMOUNT DISTRIBUTION INC.
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                                  WITH FUND INFORMATION
                               YEAR ENDED DECEMBER 31, 1996
                               ----------------------------
                                         (Continued)

                                                                                                      Non - Participant
                                                            Participant Directed                           Directed
                                       ---------------------------------------------------------------  --------------

                                                                        Putnam      Putnam                 Viacom Inc.
                                        Europacific    George Putnam   Investors    Income      Loan      Common Stock
                                        Growth Fund   Fund of Boston     Fund        Fund       Fund        Fund          Total
                                       -------------  ---------------  ----------  ---------  ---------  ------------  -----------
Additions (deductions) to net assets
  attributed to:
  Contributions:
    Employer.........................                                                                    $    608,840  $   608,840
    Employee.........................  $     163,150  $        49,903  $  214,018  $  71,232                             2,423,462
    Rollover.........................                                                                                       22,204
  Investment income..................         18,155           11,660     139,609     16,815  $  10,935            11      552,537
Plan's interest in Master Trust
  investment income..................                                                                                       33,700
  Net appreciation (depreciation) in
    fair value of investments........         31,634            6,573      38,281     (6,131)                 (65,869)     135,374
  Interfund transfers and loan
    activity, net....................        210,402           47,466     856,222    210,584    121,588        66,462           --
                                       -------------  ---------------  ----------  ---------  ---------  ------------  -----------
      Total additions................        423,341          115,602   1,248,130    292,500    132,523       609,444    3,776,117
                                       -------------  ---------------  ----------  ---------  ---------  ------------  -----------
Deductions to net assets attributed
  to:
  Participants benefits paid.........          7,065               26      41,186     28,289      4,210         6,232      314,691
  Plan expenses......................             33                9          27         11                       --          397
                                       -------------  ---------------  ----------  ---------  ---------  ------------  -----------
      Total deductions...............          7,098               35      41,213     28,300      4,210         6,232      315,088
                                       -------------  ---------------  ----------  ---------  ---------  ------------  -----------
      Net increase...................        416,243          115,567   1,206,917    264,200    128,313       603,212    3,461,029

  Transfer from PDI..................                          27,209                                         119,469      397,114
Net assets available for benefits,
  beginning of year..................             --               --          --         --    125,000            --    5,683,841
                                       -------------  ---------------  ----------  ---------  ---------  ------------  -----------
Net assets available for benefits,
  end of year........................  $     416,243  $       142,776  $1,206,917  $ 264,200  $ 253,313  $    722,681  $ 9,541,984
                                       =============  ===============  ==========  =========  =========  ============  ===========

                                See accompanying notes to financial statements.

                            THE SAVINGS AND INVESTMENT PLAN FOR
                               EMPLOYEES OF PVI TRANSMISSION
                              AND PARAMOUNT DISTRIBUTION INC.
                 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                                   WITH FUND INFORMATION
                               YEAR ENDED DECEMBER 31, 1995
                               ----------------------------

                                                                Participant Directed
               -------------------------------------------------------------------------------------------------------------------
                Putnam     Putnam      Putnam Fund for     Putnam     Certus Interest      Putnam                    Viacom Inc.
                Voyager     Vista        Growth and      U.S. Gov't       Income        Money Market      Loan      Common Stock
                 Fund       Fund           Income       Income Trust       Fund             Fund          Fund          Fund
               ----------  ----------  ---------------  ------------  ---------------  ---------------  ---------  ---------------
Additions
 (deductions)
  to net
  assets
  attributed
  to:
  Contributions:
   Employer..  $  222,065  $  107,606  $       119,964  $     22,997  $        29,673  $         9,732             $         9,675
   Employee..     706,383     371,988          366,645        88,953          106,999           33,258                      45,420
   Rollover..      14,777       1,884           13,094           565            6,717            1,625
  Investment
    income...     119,652      99,284           70,995        14,086                             4,100  $   6,193              417
  Plan's
    interest
    in Master
    Trust
   investment
    income...                                                                  15,419
  Net
 appreciation
    (depreciation)
    in fair
    value of
investments..     439,879     183,391          189,965        15,398                                                        (1,027)
  Interfund
    transfers
    and loan
    activity,
    net......     (64,719)    (17,251)         (43,772)      (10,615)         (26,855)         (10,607)    94,502           79,317
               ----------  ----------  ---------------  ------------  ---------------  ---------------  ---------  ---------------
      Total
  additions..   1,438,037     746,902          716,891       131,384          131,953           38,108    100,695          133,802
               ----------  ----------  ---------------  ------------  ---------------  ---------------  ---------  ---------------
Deductions to
  net assets
  attributed
  to:
 Participants
    benefits
    paid.....     128,414      59,499           60,578        18,875           12,876              513      2,366              315
  Plan
   expenses..         325         128              149            41               34               16                          21
               ----------  ----------  ---------------  ------------  ---------------  ---------------  ---------  ---------------
      Total
 deductions..     128,739      59,627           60,727        18,916           12,910              529      2,366              336
               ----------  ----------  ---------------  ------------  ---------------  ---------------  ---------  ---------------
      Net
  increase...   1,309,298     687,275          656,164       112,468          119,043           37,579     98,329          133,466
Net assets
  available
  for
  benefits,
  beginning
  of year....   1,049,929     521,489          546,357       147,856          179,117           58,800     26,671               --
               ----------  ----------  ---------------  ------------  ---------------  ---------------  ---------  ---------------
Net assets
  available
  for
  benefits,
  end of
  year.......  $2,359,227  $1,208,764  $     1,202,521  $    260,324  $       298,160  $        96,379  $ 125,000  $       133,466
               ==========  ==========  ===============  ============  ===============  ===============  =========  ===============


                 Total
               ----------
Additions
 (deductions)
  to net
  assets
  attributed
  to:

  Contributions:

   Employer..  $  521,712

   Employee..   1,719,646

   Rollover..      38,662
  Investment
    income...     314,727
  Plan's
    interest
    in Master
    Trust
   investment
    income...      15,419
  Net
 appreciation
    (depreciation)
    in fair
    value of
investments..     827,606
  Interfund
    transfers
    and loan
    activity,
    net......          --
               ----------
      Total
  additions..   3,437,772
               ----------
Deductions to
  net assets
  attributed
  to:

 Participants
    benefits
    paid.....     283,436
  Plan
   expenses..         714
               ----------
      Total
 deductions..     284,150
               ----------
      Net
  increase...   3,153,622
Net assets
  available
  for
  benefits,
  beginning
  of year....   2,530,219
               ----------
Net assets
  available
  for
  benefits,
  end of
  year.......  $5,683,841
               ==========

                See accompanying notes to financial statements.

                        THE SAVINGS AND INVESTMENT PLAN FOR
                          EMPLOYEES OF PVI TRANSMISSION
                         AND PARAMOUNT DISTRIBUTION INC.

                       NOTES TO FINANCIAL STATEMENTS
                       -----------------------------

NOTE 1--PLAN DESCRIPTION:
-------------------------

General:
--------

The following is a brief description of the Savings and Investment Plan for Employees of PVI Transmission and Paramount Distribution Inc. (the "Plan") and is provided for general information only. Participants should refer to the Plan document for more complete information regarding the Plan.

Effective January 1, 1996, the Paramount (PDI) Distribution Inc. Employee Savings Plan (the "PDI Plan") (a defined contribution plan sponsored by, Paramount Distribution Inc. ("PDI"), a subsidiary of National Amusements, Inc. ("NAI")) merged with and into The Savings and Investment Plan for Employees of PVI Transmission Inc. (the "PVI Plan"). The merged plan was renamed The Savings and Investment Plan for Employees of PVI Transmission and Paramount Distribution Inc. Effective January 1, 1996, the plan was amended and restated, including amendments to reflect the plan mergers, to change the method used to determine employer matching contributions, to change the vesting schedule and to change the funds available for investment of employee contributions. The Plan is a defined contribution plan.

The Plan was offered on a voluntary basis to substantially all employees of PVI Transmission Inc. ("PVI"), PDI and their subsidiaries (collectively, the "Company"). PVI and PDI were subsidiaries of NAI until September 30, 1996 when they became indirect subsidiaries of Viacom Inc. NAI owned approximately 28% of Viacom Inc. Class A and Class B Common Stock on a combined basis as of December 31, 1996.

Eligible employees may become participants in the Plan following both attainment of age 21 and the completion of twelve months of employment service for PDI or PVI, generally measured from date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and is administered by a retirement committee (the "Administrator") appointed by the Board of Directors of the Company.

                        THE SAVINGS AND INVESTMENT PLAN FOR
                          EMPLOYEES OF PVI TRANSMISSION
                         AND PARAMOUNT DISTRIBUTION INC.

                     NOTES TO FINANCIAL STATEMENTS (continued)
                     -----------------------------

INVESTMENT AND PARTICIPANT ACCOUNTS
-----------------------------------

Putnam Fiduciary Trust Company (the "Trustee") is the trustee and custodian of the Plan assets.

Plan participants have the option of investing their contributions, or existing account balances among the following funds: (1) Putnam Voyager Fund;
(2) Putnam Investors Fund; (3) George Putnam Fund of Boston; (4) Europacific Growth Fund; (5) Putnam Fund for Growth and Income; (6) Putnam Income Fund;
(7) Certus Interest Income Fund and (8) Viacom Inc. Common Stock Fund. Each of the funds, except for the Certus Interest Income Fund, Europacific Growth Fund and the Viacom Inc. Common Stock Fund, are managed by Putnam Management Company, Inc. and, therefore, are identified as parties-in-interest. The Certus Interest Income Fund, is managed by the Certus Financial Corporation ("Certus") and primarily invests in guaranteed investment contracts and bank investment contracts, some of which are created by way of the concurrent purchase of a bank guarantee contract and a United States government security (the "pass through" contract). The Europacific Growth Fund is a registered investment company managed by Capital Research and Management Company. The Viacom Inc. Common Stock Fund invests in shares of Viacom Inc. Class B Common Stock and therefore is identified as a party-in-interest. Investment elections are required to be in multiples of 5% and can be changed at any time. The Plan is intended to meet the requirements of ERISA Section 404 (c). Thus, to the extent participants exercise control over the investment of contributions, neither the Plan nor any Plan fiduciary will be responsible for any losses which may occur.

Effective January 1, 1994, PVI, PDI and the Viacom International Inc. entered into a master trust agreement ("Master Trust") with the Trustee for the purpose of permitting the commingling of investments of the PDI Plan, PVI Plan and the Viacom Investment Plan and, effective October 1, 1995, a collective bargaining plan. The Master Trust assets are managed by Certus. However, the Trustee records the activity of each plan separately in order to distinguish the specific assets available to each plan. Net investment assets and net investment earnings on the investments of the Master Trust are allocated daily to the plans participating in the Master Trust. Such allocation is based on the ratio of net investment assets of each of the participating plans to total net investment at the time the Master Trust was formed, adjusted for any contributions or disbursements attributable to specific participating plans.
Note 7 sets forth the Plan's proportionate interest in the Master Trust, and certain financial information of the Master Trust.

                        THE SAVINGS AND INVESTMENT PLAN FOR
                          EMPLOYEES OF PVI TRANSMISSION
                         AND PARAMOUNT DISTRIBUTION INC.

                       NOTES TO FINANCIAL STATEMENTS (continued)
                       -----------------------------



Loans to Participants
---------------------

The Loan Fund is a separate fund established solely for the purpose of administering loans to participants. Participants are eligible to receive loans based on their account balances. The maximum loan available to a participant is the lesser of 50% of the participant's vested account balance in the Plan and the Affiliated Plan or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is established on the first day of the calendar quarter at a rate of 1% above the prime commercial rate. Participants may elect repayment periods from twelve to sixty months through payroll deductions commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment term of up to 300 months for loans used for the acquisition of a principle residence. Transfers of participant balances for loan disbursements and repayments of loan principal and interest to the Loan Fund are specifically identified in the respective participants' accounts within each fund.

                        THE SAVINGS AND INVESTMENT PLAN FOR
                          EMPLOYEES OF PVI TRANSMISSION
                         AND PARAMOUNT DISTRIBUTION INC.

                      NOTES TO FINANCIAL STATEMENTS (continued)
                      -----------------------------

Contributions
-------------

The Plan permits participants to contribute up to 15% of annual compensation on a before-tax, after-tax or combination basis, subject to the Internal Revenue Code ("IRC") limitations set forth below. Effective January 1, 1996, the employer's matching contribution is equal to (i) 50% of the first 6% of annual compensation that is contributed on a before-tax basis if base pay is $65,000 or less at a specified date or (ii) 50% of the first 5% of annual compensation contributed on a before tax basis if base pay is greater than $65,000.

The IRC limits the amount of annual contributions that can be made on a before-tax basis; the limit was $9,500 and $9,240 for 1996 and 1995, respectively. Compensation recognized under the Plan may not exceed $150,000 for 1996 and 1995. The IRC also contains an annual limit on aggregate participant and employer contributions to defined contribution plans equal to the lesser of $30,000 or 25% of compensation. All contributions made to the Plan on an annual basis may be further limited due to certain non-discrimination tests prescribed by the IRC.

Effective January 1, 1996, employer matching contributions are invested in Viacom Inc. Class B Common Stock; prior to this date, the employer contributions were made in cash for PVI Plan participants and invested in funds at the employees' discretion.

Vesting
-------

Participants in the Plan are immediately vested in their own contributions and earnings thereon. After January 1, 1996, the employer's matching contribution will vest at 20% per year of service, becoming fully vested after five years of service. Employees who on December 31, 1995 were participants in the Plan or affiliated plans will be credited with eligible years of service at that time if they are more favorable. If participants terminate employment prior to being vested in their employer matching contributions and receive a distribution of the vested portion of their account, the non-vested portion of their account is forfeited and used to reduce future employer matching contributions or defray administrative expenses. Employer matching contributions of $9,028 and $4,111 during the year ended December 31, 1996 and December 31, 1995, respectively, were forfeited by terminating employees before those amounts became vested.

Distributions and Withdrawals
-----------------------------

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their account balances, in a lump sum or in installments over a period of up to 20 years, in the event of retirement, termination of employment, disability, or death. Participants must receive a required minimum distribution upon attainment of age 70 1/2 even if they are still employed.
                                            -11-

                        THE SAVINGS AND INVESTMENT PLAN FOR
                          EMPLOYEES OF PVI TRANSMISSION
                         AND PARAMOUNT DISTRIBUTION INC.

                      NOTES TO FINANCIAL STATEMENTS (continued)
                      -----------------------------

Participants who have been in the Plan or a previously affiliated plan at least five years may elect to withdraw up to 100% of their employer matching contribution account and earnings thereon, while those who have participated less than five years are limited to withdrawing vested employer matching contributions made at least two years prior to the withdrawal including earnings thereon. In addition, participants in the Plan may receive part or all of their after-tax and rollover contributions. Upon attainment of age 59 1/2 participants may withdraw all or part of their before-tax contributions and earnings thereon. All of the above withdrawal elections are subject to a provision that a participant can make only one such request during each calendar year.

A participant may obtain a hardship withdrawal of employer matching contributions and before-tax contributions provided that the requirements for hardship are met. There is no restriction on the number of hardship withdrawals permitted.

Plan Expenses
-------------

The Plan pays for expenses incurred in connection with the administration of the Plan and the investment of Plan assets, to the extent not covered by forfeitures.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
---------------------------------------------------

Accounting Method
-----------------

The accrual method of accounting is used for financial statement presentation. Certain previously reported amounts have been reclassified to conform with the current presentation.

Investments
-----------

Short-term money market obligations are carried at cost which approximates fair value due to the short-term maturity of these investments. Viacom Inc. Class B Common Stock is reported at fair value based on the quoted market price of the stock on the American Stock Exchange, Inc. Investments with registered investment companies are reported at fair value based upon the market value of the underlying securities as priced by national security exchanges. Guaranteed investment income contracts and bank investment contracts held by the Master Trust are reported at contract value (cost plus interest at contract rate less distributions to participants). Although the investment components of the bank investment "pass through" contracts are stated at fair market value based on quoted market prices, the addition of the guarantee component results in such contracts being reported at contract value. Participant loans consist of the outstanding principal of loans to Plan participants at December 31, 1996 and 1995 which approximate market value. The loans outstanding as of December 31, 1996 and 1995 carry interest rates ranging from 7% to 10%. Cash and cash equivalents are valued at cost plus accrued interest, which approximates market value.

Security Transactions
---------------------

Purchases and sales of securities are recorded on the trade date. The historical average cost basis is used to determine gains or losses on security dispositions.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions, such as those regarding fair value, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

                    THE SAVINGS AND INVESTMENT PLAN FOR
                      EMPLOYEES OF PVI TRANSMISSION
                     AND PARAMOUNT DISTRIBUTION INC.

                   NOTES TO FINANCIAL STATEMENTS (continued)
                   -----------------------------


NOTE 3--INVESTMENTS:
--------------------

Individual investments that represent greater than 5% of net assets available for benefits are identified below:

                                                           DECEMBER 31,
                                                    --------------------------
                                                        1996          1995
                                                    ------------  ------------
Putnam Voyager Fund...............................  $  3,514,960  $  2,320,783
Putnam Fund for Growth and Income.................     1,619,734     1,182,107
Viacom Inc. Class B Common Stock..................     1,474,084       127,641
Putnam Investors Fund.............................     1,201,129            --
Plan's Interest in Master Trust...................       591,925       291,577
Putnam Vista Fund.................................            --     1,190,172

                        THE SAVINGS AND INVESTMENT PLAN FOR
                          EMPLOYEES OF PVI TRANSMISSION
                         AND PARAMOUNT DISTRIBUTION INC.

                      NOTES TO FINANCIAL STATEMENTS (continued)
                      -----------------------------

During 1996 and 1995, the Plan's investments (including investments bought, sold and held during the year) appreciated/(depreciated), as follows:

                                                     YEAR ENDED DECEMBER 31,
                                                     -----------------------
                                                        1996        1995
                                                     ----------  -----------
Putnam Voyager Fund................................  $  126,623  $   439,879
Putnam Vista Fund..................................      (3,924)     183,391
Putnam Fund for Growth and Income..................     135,164      189,965
Putnam U.S. Government Income Trust................         194       15,398
Viacom Inc. Class B Common Stock Funds.............    (193,040)      (1,027)
George Putnam Fund of Boston.......................       6,573           --
Europacific Growth Fund............................      31,634           --
Putnam Investors Fund..............................      38,281           --
Putnam Income Fund.................................      (6,131)          --
                                                     ----------  -----------
Net appreciation...................................  $  135,374  $   827,606
                                                     ==========  ===========

                        THE SAVINGS AND INVESTMENT PLAN FOR
                          EMPLOYEES OF PVI TRANSMISSION
                         AND PARAMOUNT DISTRIBUTION INC.

                      NOTES TO FINANCIAL STATEMENTS (continued)
                      -----------------------------

The Plan uses daily valuations and assigns units to participants within each of the respective funds. Total units, net asset value per unit and total net asset available for benefits in each fund at December 31, 1996 and 1995 were as follows:

                                             NET ASSET            TOTAL NET
                                            AVAILABLE FOR          ASSET
                                TOTAL       BENEFITS PER         AVAILABLE FOR
             FUND               UNITS          UNIT               BENEFITS
---------------------------  -----------  -----------------    ---------------
December 31, 1996:
------------------

Participant Directed:
  Putnam Voyager Fund......      218,050  $           16.21    $     3,534,153
  Putnam Fund for Growth
    and Income.............       89,885              18.13          1,629,287
  Certus Interest
    Income Fund............      598,000               1.00            598,000
  Viacom Inc. Common Stock
    Fund...................       22,016              35.18            774,414
  George Putnam Fund of
    Boston.................        8,572              16.66            142,776
  Europacific Growth Fund..       15,808              26.33            416,243
  Putnam Investors Fund....      130,416               9.25          1,206,917
  Putnam Income Fund.......       37,328               7.08            264,200
  Loan Fund................                                            253,313
Non-Participant Directed:
  Viacom Inc. Common Stock
    Fund...................       20,261              35.67            722,681
                                                               ---------------
                                                               $     9,541,984
                                                               ===============
December 31, 1995:
------------------

Participant Directed:
Putnam Voyager Fund........      152,182  $           15.50    $     2,359,227
Putnam Fund for Growth and
  Income...................       73,015              16.47          1,202,521
Certus Master Trust........      298,160               1.00            298,160
Viacom Inc. Common Stock
  Fund.....................        2,694              49.54            133,466
Putnam Vista Fund..........      130,788               9.24          1,208,764
Putnam U. S. Government
  Income Trust.............       19,391              13.42            260,324
Putnam Money Market
  Trust....................       96,379               1.00             96,379
Loan Fund..................                                            125,000
                                                               ---------------
                                                               $     5,683,841
                                                               ===============


NOTE 4--INCOME TAX STATUS:
--------------------------

The Plan, as amended through January 1, 1996, has not obtained a determination letter, however, it is intended that the Plan qualify under
Section 401(a) of the IRC and will therefore, be exempt from federal income taxes under the provisions of Section 501(a). The PVI Plan, as amended through December 1994, was found by the Internal Revenue Service ("IRS") in a letter issued June 16, 1995, to be qualified under Section 401(a) of the IRC. The Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The Administrator intends to apply for a determination letter during 1997.

                        THE SAVINGS AND INVESTMENT PLAN FOR
                          EMPLOYEES OF PVI TRANSMISSION
                         AND PARAMOUNT DISTRIBUTION INC.

                      NOTES TO FINANCIAL STATEMENTS (continued)
                      -----------------------------

During August 1996, the Company submitted an application for the Voluntary Compliance Resolution Program established by the IRS to correct errors in the administration of the PVI Plan. The matter was resolved in a manner satisfactory to the IRS and there was no change in the qualified status of the Plan.

NOTE 5--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
------------------------------------------------------------

The following is a reconciliation of net assets available for benefits per the December 31, 1996 financial statements to the Form 5500:


Net assets available for benefits per the financial statements.............       $9,541,984
Amounts allocated to withdrawing participants..............................          (13,911)
                                                                             -----------------
Net assets available for benefits per the Form 5500........................       $9,528,073
                                                                             =================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1996:


  Benefits paid to participants per the financial statements........  $ 314,691
    Add: Amounts allocated to withdrawing participants at December
      31, 1996......................................................     13,911
    Less: Amounts allocated to withdrawing participants at December
      31, 1995......................................................         --
                                                                      ---------
  Benefits paid to participants per the Form 5500...................  $ 328,602
                                                                      =========

    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1996 but are not paid as of that date. At December 31, 1995, there were no amounts allocated to withdrawing participants.

NOTE 6--TERMINATION PRIORITIES:
-------------------------------

In the event that the Plan is terminated, subject to conditions set forth in ERISA, the Plan provides that the net assets of the Plan be distributed to participants in proportion to their respective vested interests in such net assets at that date.

                        THE SAVINGS AND INVESTMENT PLAN FOR
                          EMPLOYEES OF PVI TRANSMISSION
                         AND PARAMOUNT DISTRIBUTION INC.

                      NOTES TO FINANCIAL STATEMENTS (continued)
                      -----------------------------

NOTE 7--INVESTMENT IN MASTER TRUST:
-----------------------------------

The value of the Plan's interest in the total investments of the Master Trust at December 31, 1996 and 1995 was .6% and 1.1%, respectively, and the allocated share of investment income was .4% and .8% for the respective years then ended.

The following table presents the fair value of investments of the Master Trust:

                                                          December 31,
                                                 -----------------------------
                                                      1996           1995
                                                 --------------  -------------
  Guaranteed investment contracts..............  $   52,807,733  $  10,069,048
  Bank investment pass through contracts.......      41,701,819     13,960,645
  Putnam short-term investment fund............       6,092,420      3,176,052
  Receivable for investments sold..............              --        211,205
  Accrued plan expenses........................          (2,091)        (8,405)
  Payable for investments purchased............        (146,511)            --
                                                 --------------  -------------
        Net Investments in Master Trust........  $  100,453,370  $  27,408,545
                                                 ==============  =============

Investment income of the Master Trust is as follows:

                                                      Year ended December 31,
                                                    --------------------------
Investment Income:                                       1996         1995
                                                    ------------  ------------
  Guaranteed investment contracts.................  $  3,676,184  $    877,860
  Bank investment "pass through" contracts........     2,686,416       905,644
  Short-term investment funds.....................     1,656,893        98,381
  Investment manager fees.........................       (64,046)      (51,526)
                                                    ------------  ------------
  Net Investment Income...........................  $  7,955,447  $  1,830,359
                                                    ============  ============

The guaranteed investment contracts and bank investment "pass through" contracts are fully benefit-responsive and are therefore presented in the financial statements at contract value. The Company does not expect any employer initiated events that may cause premature liquidation to a contract at market value. At December 31, 1996 and 1995, the fair value of such assets in the aggregate was $100,359,722 and $27,322,047, respectively, with an average yield of 6.31% and 6.85%, respectively. The return on assets for the years ended December 31, 1996 and 1995 were 6.18% and 7.18%, respectively. The bank investment "pass through" contracts interest rates reset quarterly, with minimum crediting interest rates of zero, based upon the interest rate which, when applied to the current book value, will reproduce the expected cash flows of the underlying asset.

                        THE SAVINGS AND INVESTMENT PLAN FOR
                          EMPLOYEES OF PVI TRANSMISSION
                         AND PARAMOUNT DISTRIBUTION INC.

                      NOTES TO FINANCIAL STATEMENTS (continued)
                      -----------------------------

NOTE 8--SUBSEQUENT EVENTS
-------------------------

Effective January 1, 1997 the Plan was merged with and into the Viacom Investment Plan ("VIP"), a defined contribution plan sponsored by Viacom Inc. The VIP has identical provisions as the Plan, with Putnam Fiduciary Trust Company as the trustee and custodian of VIP assets.

                                                                    SCHEDULE I

                    THE SAVINGS AND INVESTMENT PLAN FOR
                     EMPLOYEES OF PVI TRANSMISSION AND
                       PARAMOUNT DISTRIBUTION INC.

            ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                           YEAR ENDED DECEMBER 31, 1996
                           ----------------------------

                                                                     (c) Units/Principal/
                                                                      Maturity Value
                                                                              and          (d) Cost of   (e) Current
(a) (b) Identity of issue, borrowing lessor or similar party          Interest Rates       acquisitions       Value
-------------------------------------------------------------------  --------------------  ------------  ------------
  REGISTERED INVESTMENT COMPANIES:
*   Putnam Voyager Fund............................................         218,050 units  $  3,045,882  $  3,514,960
*   Putnam Fund for Growth and Income..............................          89,885 units     1,373,844     1,619,734
    Europacific Growth Fund........................................          15,808 units       381,055       411,639
*   George Putnam Fund of Boston...................................           8,572 units       134,957       140,578
*   Putnam Investors Fund..........................................         130,416 units     1,153,459     1,201,129
*   Putnam Income Fund.............................................          37,328 units       265,722       261,667

* Viacom Inc. Class B Common Stock.................................         42,268 shares     1,654,525     1,474,084

  Other............................................................              9 shares         1,071           868

                                                                       Various maturities
* Loans to participants............................................    and interest rates            --       252,233
                                                                                                         ------------
                           Total investments.......................                                      $  8,876,892
                                                                                                         ============


* Identified as a party-in-interest to the Plan.

                                                                  SCHEDULE II

                         SAVINGS AND INVESTMENT PLAN FOR
                        EMPLOYEES OF PVI TRANSMISSION AND
                          PARAMOUNT DISTRIBUTION INC.

                 ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS
                           YEAR ENDED DECEMBER 31, 1996
                           ----------------------------





                                     DESCRIPTION OF      PURCHASE      SELLING         LEASE       EXPENSE INCURRED
IDENTITY OF PARTY INVOLVED               ASSET            PRICE         PRICE          RENTAL      WITH TRANSACTION
---------------------------------  ------------------  ------------  ------------   -----------   ------------------
Single Transactions:
--------------------

None


Series Transactions:
--------------------

Putnam Voyager Fund..............       91,260 units   $  1,472,860                      N/A            N/A
                                        25,595 units                 $    405,318        N/A            N/A

Putnam Vista Fund................      130,788 units                 $  1,186,249        N/A            N/A

Putnam Fund for Growth and
  Income.........................       37,966 units   $    653,122                      N/A            N/A
                                        21,278 units                 $    350,660        N/A            N/A

Putnam Investors Fund............      186,937 units   $  1,642,625                      N/A            N/A
                                        56,521 units                 $    479,796        N/A            N/A

Putnam Income Fund...............       53,439 units   $    381,743                      N/A            N/A
                                        16,111 units                 $    113,944        N/A            N/A

Viacom Inc. Class B..............       39,441 units   $  1,500,541                      N/A            N/A
                                         2,479 units                       92,318        N/A            N/A

Europacific Growth Fund..........       16,695 units   $    402,468                      N/A            N/A
                                           887 units                 $     22,460        N/A            N/A


                                                  CURRENT VALUE
                                                   OF ASSET ON
                                       COST OF      TRANSACTION    NET GAIN
IDENTITY OF PARTY INVOLVED              ASSET          DATE         (LOSS)
---------------------------------    ------------  -------------  ----------

Single Transactions:
--------------------

None


Series Transactions:
--------------------

Putnam Voyager Fund..............                  $  1,472,860
                                    $    336,848   $    405,138  $   68,470

Putnam Vista Fund................   $  1,027,952   $  1,186,249  $  158,297

Putnam Fund for Growth and
  Income.........................                  $    653,122
                                    $    305,338   $    350,660  $   45,322

Putnam Investors Fund............                  $  1,642,625
                                    $    489,165   $    479,796 ($    9,369)

Putnam Income Fund...............                  $    381,473
                                    $    116,021   $    113,944 ($    2,077)

Viacom Inc. Class B..............                  $  1,500,541
                                    $    105,867         92,318 ($   13,549)

Europacific Growth Fund..........                  $    402,468
                                    $     21,413   $     22,460  $    1,047



                                                                            S-2